P.E.
10/11/02

02046695

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2002

ECTEL LTD.
(Exact name of Registrant as specified in its charter)

43 Hasivim Street • Petah Tikva 49130 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____X____ Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes __________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. (the "Registrant") on October 1, 2002, announcing that it has signed a 3-year frame agreement with France Telecom, a press release issued by the Registrant on October 3, 2002, announcing the receipt of an order for the expansion of the Fraudview system from Cesky Telecom, and a press release issued by the Registrant on October 15, 2002, announcing that it has received several orders for Intelli-View Monitoring Systems from a number of undisclosed law enforcement agencies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: ______________________________
Ernest S. Wechsler for Avi Goldstein,
pursuant to authorization

Dated: October 15, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: /s/ Ernest Wechsler
Ernest S. Wechsler for Avi Goldstein,
pursuant to authorization

Dated: October 15, 2002

France Telecom Selects ECtel's QualiVoIP™ Next Generation Revenue Enhancement Solution

France Telecom Signs Strategic Frame Agreement and Places Initial QualiVoIP™ Order

Clarksburg, MD - October 1, 2002 – ECtel Inc., a subsidiary of ECtel Ltd. (NASDAQ: ECTX), a leading provider of state-of-the-art telecommunication network monitoring and revenue enhancement (Quality of Service) solutions for today's and Next-Gen networks, today announced that it has signed a 3-year frame agreement with France Telecom and has received an initial order for the Company's advanced QualiVoIP™ monitoring solution. The agreement, which was signed after a thorough evaluation and lab trial, makes ECtel the recommended supplier of Quality of Service (QoS) monitoring systems for France Telecom's Next-Generation networks and those of its hundreds of affiliates. The QualiVoIP™ order includes a state-of-the-art X-ellence™ network monitoring & collection platform configured with both non-intrusive and intrusive monitoring and measurement components, and a variety of QualiVoIP™ analysis, alerting and reporting modules.

ECtel's QualiVoIP™ is a full-suite, carrier-class QoS solution for converged networks. Plagued by packet loss, jitter, and delay, VoIP network quality has proven to be an elusive challenge that is impossible to achieve without sophisticated QoS monitoring systems. QualiVoIP™, ECtel's highly advanced NGN QoS system, monitors live signaling and media VoIP traffic in real-time, and highlights the information needed to proactively prevent service degradation and network downtime. The system's modular and scalable components can also be deployed to support critical applications such as intelligent routing, Service Level Agreements, and proactive service management. Taken as a whole, the use of QualiVoIP™ enables operators to realize the full cost-benefits of VoIP networks while maximizing customer satisfaction and revenues, and minimizing network maintenance costs.

Commenting on the news, Mr. Aharon Shech, President & CEO of ECtel Ltd., said, "We are gratified that France Telecom, one of the world's premier service providers, has joined our growing list of valued customers, and has selected QualiVoIP™ to overcome VoIP's inherent quality challenges. Leveraging more than a decade of QoS experience, our superior QualiVoIP™ enables service providers to deploy complex VoIP networks with confidence."

end

Notes:

About France Telecom

France Telecom is one of the world's leading telecommunications carriers, with more than 107 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 43 billion Euro in 2001 (22.5 billion Euro at June 30, 2002). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom's strategy is focused on achieving three objectives: become a benchmark pan-European carrier, provide global services for businesses, and develop sustained positions in high-growth market segments. At June 30, 2002, international business accounted for 40 percent of France Telecom's consolidated revenues and this share is expected to reach 50 percent in 2003.

France Telecom is second leading wireless operator and the number three Internet service provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges. For additional information, visit France Telecom's web site at http://www.francetelecom.com.

ECtel Ltd.

ECtel is a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's "one platform – multiple applications" approach enables: fraud detection and prevention; billing for inter-carrier traffic and services; Quality of Service monitoring and management; and, law enforcement regulatory support. Over 180 telcos and service providers in more than 60 countries -- including many of the world's leading blue-chip telecom service providers – as well as law enforcement agencies worldwide, have already chosen ECtel's solutions to support their voice, data, cellular, VoIP and next generation networks. ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

###

Contacts:

ECtel Ltd.
Avi Goldstein
Senior Vice President and CFO
Tel: +1-301-354-1113
Fax: +1-301-428-0638
Email: avig@ectel.com

ECtel Ltd.
Chris Denis
Investor Relations Coordinator
Tel: +1-954-351-4492
Fax: +1-954-351-4306
Email: chris.denis@ectel.com

CESKY TELECOM TO EXPAND DEPLOYMENT OF ECTEL FRAUD SOLUTIONS

Petah Tikva, Israel – October 3, 2002 – ECtel Ltd. (NASDAQ: ECTX) today announced the receipt of an order for the expansion of FraudView™ system from Cesky Telecom (formerly SPT Telecom), the national telecommunications provider of the Czech Republic. Following the successful deployment of an extensive ECtel fraud detection and prevention solution within its international voice network, Cesky Telecom will now expand the installation to cover its domestic voice networks. Among the components ordered are ECtel's state-of-the-art I-probes™, whose real-time capabilities will extend the reach of Cesky Telecom's internally-developed fraud prevention solution.

With approximately four million subscribers, Cesky Telecom is the largest telco in the Czech Republic, It offers a full range of wireline services, and is currently building out Next Generation infrastructure to support advanced voice and data services. Cesky Telecom also enjoys a leading presence in the country's mobile telecommunications market via Eurotel, its mobile services subsidiary.

Commenting on the news, Mr. Aharon Shech, President & CEO of ECtel, said. "Today's complex networks have brought with them a new level of telecom fraud, which robs telcos of their hard-earned revenues and profits. Our FraudView™ delivers the real-time information that operators need to stop fraud as it happens, making it a 'must have' investment that pays for itself quickly. We are proud that Cesky Telecom has come to rely on ECtel as a technology partner, and look forward to additional sales as we continue to cooperate in an expanded fight against fraud."

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Notes:

__ECtel Ltd.__

ECtel is a leading provider of monitoring solutions and revenue assurance applications for all types of communications networks. Using cutting-edge hardware and software technologies, ECtel's "one platform – multiple applications" approach cost-effectively support a variety of critical functions, including fraud detection and prevention, law enforcement surveillance and monitoring, billing for inter-carrier traffic and services, and Quality of Service monitoring and management. Over 180 telcos, service providers, and law enforcement agencies in more than 60 countries have already chosen ECtel's solutions for monitoring their voice, data, cellular, VoIP and next generation networks. ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Cesky Telecom

CESKY TELECOM is the leading telecommunications company in the Czech Republic and one of the largest publicly traded corporations in Central and Eastern Europe. It currently operates nearly four million telephone lines, and has a leading representation in the Czech mobile services market through its mobile phone subsidiary Eurotel. CESKY TELECOM provides a comprehensive range of reliable voice and data services, including free and unlimited Internet access, ISDN services, converged voice and data services over Next Generation Networks, ATM, and International Frame Relay.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

###

Contacts:

ECtel Ltd.
Avi Goldstein
Senior Vice President and CFO
Tel: +1-301-428-9405
Fax: +1-301-428-0505
Email: avig@ectel.com

ECtel Ltd.
Chris Denis
Investor Relations Coordinator
Tel: +1-954-351-4492
Fax: +1-954-351-4306
Email: chris.denis@ectel.com

ECTEL RECEIVES ORDERS FROM LAW ENFORCEMENT AGENCIES FOR NETWORK SURVEILLANCE SOLUTIONS VALUED AT MANY MILLIONS OF DOLLARS

Petah Tikva, Israel – October 15, 2002 – ECtel Ltd. (NASDAQ: ECTX), a leading provider of state-of-the-art monitoring and revenue assurance solutions for today's and NextGen networks, today announced that it has received several orders for Intelli-View™ Monitoring Systems for various solutions in wireline, wireless and IP networks, from a number of undisclosed law enforcement agencies. Together, the orders are valued at many millions of dollars.

ECtel's Intelli-View™ is a highly sophisticated and field proven family of surveillance tools used by law enforcement agencies to trace, target, and intercept suspicious entities through their use of the telecommunications media. The system is based on technology that has been developed over a decade, and proven in extensive deployments throughout the world. ECtel's turnkey solution collects and analyzes volumes of data in realtime, and helps guarantee compliance with lawfull surveillance legislation. All Intelli-View™ applications are compliant with legal interception standards, including those set by the European Telecommunications Standards Institute (ETSI) and the Communications Assistance for Law Enforcement Act (CALEA) in the U.S.

Commenting on the news, Aharon Shech, President & CEO of ECtel, said, "Law enforcement agencies all over the world are relentless in their fight against terrorism and crime. But they are finding it extremely difficult to identify and locate terrorists and criminals who work in isolation and anonymity. Our monitoring systems help these agencies identify unlawful entities through their telecommunication activities. It is only natural that demand for all our Intelli-View™ surveillance modules has grown in the past year".

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Notes:

ECtel Ltd.

ECtel is a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's "one platform – multiple applications" approach supports a variety of critical functions, including fraud detection and prevention, law enforcement surveillance and monitoring, billing for inter-carrier traffic and services, and Quality of Service monitoring and management. Over 180 telcos and service providers in more than 60 countries, including many of the world's leading blue-chip telecom service providers and law enforcement agencies worldwide, have already chosen ECtel's solutions to support their voice, data, cellular, VoIP and next generation networks. ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

###

Contacts:

ECtel Ltd.
Avi Goldstein
Senior Vice President and CFO
Tel: +1-301-354-1113
Fax: +1-301-428-0638
Email: avig@ectel.com

ECtel Ltd.
Chris Denis
Investor Relations Coordinator
Tel: 954-351-4492
Fax: 954-351-4306
Email: chris.denis@ectel.com